Filed Pursuant to Rule 424(b)(3)
File No. 333-268702
Maximum Offering of 50,748,029 Shares
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Supplement No. 4 dated April 13, 2023
to the
Prospectus dated February 17, 2023
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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Priority Income Fund, Inc. (the “Company”) dated February 17, 2023 as amended or supplemented (the “Common Stock Prospectus”). Capitalized terms used but not defined herein shall have the same meaning given them in the Common Stock Prospectus.
You should carefully consider the “Risk Factors” beginning on page 39 of the Common Stock Prospectus before you decide to invest.
Monthly Net Asset Value Determination
In connection with our monthly net asset value determination, as provided in our valuation policies and procedures, we are announcing that the estimated net asset value of our investment portfolio as of March 31, 2023 is $11.60 per share of our common stock.
Change in Public Offering Price
In connection with our monthly net asset value determination, we are announcing a change in the public offering prices of our common stock as follows: $12.50 per share designated as “Class R,” $11.75 per share designated as “Class RIA,” and $11.66 per share designated as “Class I” from $12.38 per share designated as “Class R,” $11.64 per share designated as “Class RIA,” and $11.55 per share designated as “Class I.” Although we use “Class” designations to indicate our differing sales load structures, the Company does not operate as a multi-class fund. The change in the public offering price is effective as of our April 14, 2023 weekly closing and first applied to subscriptions received from April 7, 2023 through April 13, 2023.

Change in Distribution Reinvestment Price
Reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. In connection with the change in the public offering prices of our common stock, we are announcing a change in the expected distribution reinvestment price to $11.08 from $10.97 as of the April 3, 2023 distribution.

Plan of Distribution

The disclosure appearing under the heading “Plan of Distribution – Compensation of Dealer Manager and Selected Broker-Dealers” on pages 123-125 of the Common Stock Prospectus is deleted in its entirety and replaced with the following:

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided elsewhere in this “Plan of Distribution” section, the Dealer Manager receives up-front selling commissions of up to 6.0% of the gross proceeds of shares sold in the offering. The Dealer Manager also receives a dealer manager fee of up to 0.75% of the gross offering proceeds as compensation for acting as the dealer manager. In no event will the aggregate selling commissions and dealer manager fees exceed 6.75% of the gross offering proceeds received in this offering.

The Dealer Manager authorizes one or more other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. The Dealer Manager may re-allow all of its selling commissions attributable to a selected broker-dealer pursuant to the terms of a selected dealer agreement. Such selected dealer agreement will be in substantially the form included as an exhibit to the dealer agreement, unless otherwise described in this Prospectus.

The Dealer Manager, in its sole discretion, may reallow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer and the assistance of the broker-dealer in marketing the offering. The maximum amount of the dealer manager fee available to reallow to selected broker-dealers for reimbursement of their marketing expenses may be reduced by wholesaler commissions and salaries and other expenses of the Dealer Manager.

In addition to the payment of selling commissions and the dealer manager fee, so long as costs and expenses are reasonable and documented and mutually agreed to by us and the Dealer Manager in advance of incurring such costs, we will reimburse the Dealer Manager for:

•wholesaling fees of the Dealer Manager, which may consist of commissions and non-transaction-based compensation of the wholesalers who are associated with the Dealer Manager;
•out-of-pocket expenses incurred by the Dealer Manager’s wholesalers, management, and other employees, including reimbursement of travel, lodging, and meals;
•non-cash compensation to be reallowed to registered representatives of our selling group, which may consist of an occasional meal or entertainment, the national and regional sales conferences of our selling group members, training and education meetings, and permissible forms of non-cash compensation, such as gifts with a value of $100;
•out-of-pocket expenses incurred by selling group members and their associated persons, including reimbursement of actual costs of third-party professionals retained by them; and
•due diligence expenses of the dealer manager and selling group members.

In some cases, we will pay these expenses directly, but under no circumstances will these payments or expenses, when added to the Dealer Manager Fee and sales commission, exceed the greater of 8% of the gross offering proceeds or the maximum allowed under FINRA Rule 5110.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

We have agreed to indemnify the selected broker-dealers, including the Dealer Manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Dealer Manager agreement. The broker-dealers participating in the offering of our shares are not obligated to obtain any purchases on our behalf, and we cannot assure you that any shares will be sold.

Selling commissions and dealer manager fees may be reduced or waived entirely for certain categories of persons, including, but not necessarily limited to:
•our executive officers and directors,
•officers and personnel of our Adviser and its affiliates,
•officers and personnel of selected-broker dealers,
•any immediate family members (as that term is defined in FINRA Rule 5130) of the foregoing officers, directors, and personnel

•our affiliates,
•certain institutional investors,
•investors whose contract for investment advisory and related brokerage services includes a fixed or “wrap” fee or other asset-based fee arrangement (unless that contract is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services),
•other individuals designated by management, and
•if approved by our Board of Directors - joint venture partners, consultants, and other service providers.

In addition, selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, including, but not limited to, sales for which a volume discount applies (described below), sales made by certain selected dealers at the discretion of the Dealer Manager and sales made through banks acting as directors or fiduciaries. If there is a reduction or waiver in selling commissions or dealer manager fees in connection with the sale of shares to the categories of persons described above and the amount of the reduction or waiver is not described herein we will file a supplement to this prospectus setting forth the terms of the discount.

To the extent allowed by applicable federal and state laws, rules, and regulations, we may also make certain sales directly to any of the above persons, if designated by management, without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived and such sales must be made by our officers and directors pursuant to the principles of SEC Rule 3a4-1 or otherwise in accordance with applicable law.

Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of our shares that may be sold to such persons or in such categories of sales. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. The price for the shares will be reduced by the reduction in the selling commissions and/or dealer manager fee. Our Adviser and its affiliates will be expected to hold their shares purchased as stockholders for investment, and not with a view towards distribution.

We are offering volume discounts to investors who purchase more than $999,999 worth of our Class R shares through the same selected broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per Class R share and the reduced selling commissions payable for volume sales of these Class R shares.

Dollar Amount of Class R Shares Purchased	Purchase Price	Commission Rate
$1,000 - $999,999	$12.50	6.0%
$1,000,000 - $2,499,999	12.37	5.0%
$2,500,000 - $4,999,999	12.24	4.0%
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(1) Assumes a current $12.50 per Class R share offering price. Discounts will be adjusted appropriately for changes in the offering price.
The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:
•an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;
•a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
•an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and
•all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only Class R shares purchased in our offering pursuant to this prospectus are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.

The Dealer Manager may, at its sole discretion, enter into an agreement with a selected broker-dealer in connection with sales of Class R Shares whereby such selected broker-dealer may receive a selling commission of less than 6.0% and provide for different sales eligibility for a volume discount, including to investors who purchase less than the amounts identified above. For more information about selling commission reductions, investors should contact the Dealer Manager (Preferred Capital Securities, LLC, 3284 Northside Parkway, Suite 150, Atlanta, GA 30327; telephone: 855-320-1414) or their broker-dealer. The net proceeds to us will not be affected by reducing the commissions payable in connection with sales of Class R Shares. The public offering price of such shares sold at a reduced commission will be the Class RIA public offering price plus the applicable selling commission. The selling-commission received by the selected broker-dealers in connection with the sales of the Class R Shares will never exceed 6.0%.

The Dealer Manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the Dealer Manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers and we will file a supplement to this prospectus setting forth the terms of the discount.